Exhibit 99.1

Obsidian Energy Announces Second Quarter 2019 Financial and Operational Results

CALGARY, Aug. 14, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the three and six months ended June 30, 2019. All figures are in Canadian dollars unless otherwise stated.

Michael Faust, Interim President and CEO commented “Throughout the second quarter of 2019 we made significant progress on our top priorities: improving our balance sheet, maintaining strong operational results, and making headway on cost cutting initiatives.

In the quarter, we successfully improved the balance sheet by reducing our Net Debt and since quarter end, reached an amended agreement on our syndicated credit facility to maintain our underlying borrowing base and amount available at $550 million and $460 million, respectively.

We continued the momentum from our first quarter with strong operational and financial results. These positive results are due to the Cardium Phase 1 program which continues to perform as expected. Through this dedicated program we have achieved 10 percent production growth in the Cardium versus the second quarter of 2018 and increased our netbacks to $30 per boe in the area. We have now commenced Phase 2 of our Cardium program with two rigs drilling in Willesden Green, and are expecting to see similar results as the Phase 1 program.

In the second quarter, we made progress on our cost cutting initiatives by meaningfully reducing staff in our corporate office to better align with that of a single-asset focused Company. We have also taken steps to reduce our restructuring and other expenses. These efforts ensure we are making the most of every dollar we spend as well as achieving our operating and general and administrative cost targets set for 2020 of $13.00 and $1.85 per boe, respectively.”

Second Quarter Financial and Operational Overview

Obsidian Energy maintained strong operational and financial results in the second quarter and continued to focus on its high-quality, light oil Cardium asset. In the quarter, the Company averaged 27,835 boe per day (67 percent oil and NGL’s), an increase of 184 boe per day from the first quarter of 2019, despite no new development drilling taking place due to spring break-up. The strong production is attributed to the five Cardium wells that were brought on early in the quarter, as well as an accelerated optimization program that exceeded expectations. Production from the Cardium remained robust at 20,289 boe per day, a five percent increase over the first quarter of 2019 and a 10 percent increase versus the second quarter of 2018. These wells are offsetting the Phase 2 locations that the Company is currently drilling.

Operating Netbacks improved in the second quarter of 2019 to $21.54 per boe, compared to $16.51 per boe in the second quarter of 2018. The increase was largely driven by improved crude oil benchmark pricing and lower operating costs underpinned by the Company’s Cardium assets with its Field Netback of $30.35 per boe. As part of our strategic priorities, Obsidian Energy continues to make progress on reducing operating costs which came in at $12.86 per boe for the second quarter of 2019, a decrease of $0.63 per boe versus the previous quarter and $1.61 per boe year over year. The improvements are a result of shutting in legacy asset production in late 2018 and the Company’s focus on growing its low operating cost Cardium production.

Funds Flow from Operations (“FFO”) in the quarter was $41 million or $0.56 per share, an increase of $5 million from the first quarter of 2019. FFO increased $9 million or 28 percent year over year, due to improved operating costs and lower risk management losses. As expected, Obsidian Energy invested capital, including decommissioning expenditures, totaling $9 million for the second quarter and $45 million in the first half of 2019. With strong FFO and lower capital spending, the Company successfully reduced its Net Debt in the quarter by $19 million, improving the balance sheet.

Financial and Operating Highlights

	Three months ended June 30			Six months ended June 30
	2019	2018	% change	2019	2018	% change
Financial (millions, except per share amounts)(4)
Cash Flow from Operations	$(3)	$(20)	(85)	$(4)	$37	>(100)
Basic per share	(0.04)	(0.28)	(86)	(0.05)	0.51	>(100)
Diluted per share	(0.04)	(0.28)	(86)	(0.05)	0.51	>(100)
Funds Flow from Operations (1)	41	32	28	77	67	15
Basic per share (1)	0.56	0.44	27	1.06	0.93	14
Diluted per share (1)	0.56	0.44	27	1.06	0.93	14
Net income (loss)	(162)	(96)	69	(216)	(161)	34
Basic per share	(2.22)	(1.33)	67	(2.97)	(2.23)	33
Diluted per share	(2.22)	(1.33)	67	(2.97)	(2.23)	33
Capital expenditures	8	26	(69)	42	86	(51)
Net Debt (1)	$478	$408	17	$478	$408	17
Operations
Daily production
Light oil and NGL (bbls/d)	14,654	13,379	10	14,577	13,892	5
Heavy oil (bbls/d)	4,059	5,172	(22)	4,077	4,963	(18)
Natural gas (mmcf/d)	55	61	(10)	55	61	(10)
Total production (boe/d) (2)	27,835	28,697	(3)	27,744	29,068	(5)
Average sales price
Light oil and NGL (per bbl)	$63.60	$72.32	(12)	$61.09	$68.16	(10)
Heavy oil (per bbl)	42.63	46.81	(9)	36.63	39.45	(7)
Natural gas (per mcf)	$1.18	$1.62	(27)	$1.79	$2.24	(20)
Netback per boe (2)
Sales price	$42.01	$45.59	(8)	$40.99	$44.04	(7)
Risk management gain (loss)	(1.97)	(7.28)	(73)	(1.89)	(5.73)	(67)
Net sales price	40.04	38.31	5	39.10	38.31	2
Royalties	(2.74)	(4.09)	(33)	(2.77)	(3.40)	(19)
Operating expenses (3)	(12.86)	(14.47)	(11)	(13.17)	(14.66)	(10)
Transportation	(2.90)	(3.24)	(10)	(2.88)	(3.20)	(10)
Operating Netback (1)	$21.54	$16.51	30	$20.28	$17.05	19
1)

The terms Funds Flow from Operations and their applicable per share amounts, “Net Debt”, and “Netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

2)	Please refer below for the “Oil and Gas Information Advisory” section for information regarding the term “boe”, the reconciliation of FFO to its nearest GAAP measure and the calculation of net debt
3)	Includes the benefit of processing fees totaling $2 million for the three months ended June 30, 2019 (2018 – $3 million) and $4 million for the six months ended June 30, 2019 (2018 - $6 million).
4)

Effective June 5, 2019, the Company consolidated its common shares on the basis of seven old common shares outstanding for one new common share. All figures in the table have been updated to reflect the 7:1 consolidation

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Strong FFO totaling $41 million ($0.56 per share) for the second quarter of 2019 compared to $36 million ($0.50 per share) in the first quarter of 2019 and $32 million ($0.44 per share) in the second quarter of 2018.

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Average production was 27,835 boe per day compared to 27,651 boe per day in the first quarter of 2019 and 28,697 boe per day in the second quarter of 2018. Production increased from the first quarter of 2019 as a result of wells from the Company’s Cardium development program being brought on-line early in the quarter.

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Capital expenditures for the quarter, excluding decommissioning liabilities, totaled $8 million. Capital expenditures were minimal in the second quarter due to spring break-up conditions with the focus on early preparations for the Company’s Phase 2 drilling program as well as optimization activities.

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Operating costs were $12.86 per boe in the second quarter of 2019 compared to $14.47 boe per day in the second quarter of 2018. The Company benefited from the recently completed legacy asset shut-in program which removed several negative cash flow properties from its portfolio and reduced operating costs.

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General and administrative costs were $2.20 per boe in the second quarter of 2019 compared to $2.49 per boe in the second quarter of 2018. The Company reduced both staff count and information technology spending levels during the second quarter of 2019 which will result in lower absolute costs in the second half of the year.

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Net Debt totaled $478 million, a decrease of $19 million from March 31, 2019, including $416 million drawn on our syndicated credit facility and $62 million of senior notes. During the quarter $17 million of senior notes matured and were repaid. On June 30, 2019, Senior Debt to Adjusted EBITDA, as calculated under the Company’s credit agreement was 2.86:1.

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The Company filed articles of amendment on June 5, 2019 to consolidate the common shares of the Company on the basis of a consolidation ratio of seven old common shares to one new common share (the “Common Share Consolidation”). At the Annual and Special meeting the Common Share Consolidation was approved by shareholders and commenced trading on a post consolidation basis on June 10, 2019.

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Subsequent to June 30, 2019, the Company entered into crude oil swaps on 750 barrels per day for the third quarter of 2019 at $77.97 per barrel and on 1,250 barrels per day for the fourth quarter of 2019 at $77.35 per barrel. All trades were completed in Canadian dollars.

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Subsequent to June 30, 2019, the Company reached an agreement with its lenders whereby the underlying borrowing base of the syndicated credit facility and the amount available under the syndicated credit facility remain at $550 million and $460 million, respectively. The revolving period was extended to end on February 28, 2020 with revolving period confirmation dates on November 19, 2019 and January 20, 2020. Under the amended agreement the term-out period is November 30, 2020. As a result of not signing the agreement prior to June 30, the Company’s credit facility was classified as a current liability at the end of the quarter, as the term-out period was within 12 months at that date. Additionally, upon close of the Company’s disposition of its interest in the Peace River Oil Partnership, the amount available under the syndicated credit facility will be reduced to $420 million.

The table below outlines select metrics in our key development and legacy areas for the three months ended June 30, 2019 and excludes the impact of hedging:

Area	Select Metrics –Three Months Ended June 30, 2019
	Production	Liquids Weighting	Operating Cost	Field Netback
Cardium	20,289 boe/d	69%	$11/boe	$30/boe
Deep Basin	1,294 boe/d	17%	$3/boe	$8/boe
Alberta Viking	1,041 boe/d	37%	$13/boe	$17/boe
Peace River	4,614 boe/d	84%	$13/boe	$14/boe
Key Development Areas	27,238 boe/d	68%	$11/boe	$26/boe
Legacy Areas	597 boe/d	53%	$87/boe	$(90)/boe
Key Development & Legacy Areas	27,835 boe/d	67%	$13/boe	$24/boe

The table below provides a summary of our operated activity in the second quarter.

	Number of Wells Q2 2019
	Drilled		Completed		On-stream
	Gross	Net	Gross	Net	Gross	Net
Cardium
Producer	0	0.0	0	0.0	5	5.0
Total	0	0.0	0	0.0	5	5.0

Hedging Program Updates

The Board of Directors and management have continued to layer additional hedges on a Canadian dollar basis to help minimize volatility in commodity pricing and provide a level of certainty to our cash flow. While our hedging volumes have increased, we are cautious to only hedge at levels that provide investors continued upside. Currently, the Board of Directors have approved up to 5,000 bbl per day of oil hedges extending until the end of the second quarter of 2020.

Currently, the Company has the following crude oil hedges in place:

	Q3 2019	Q4 2019
WTI $CAD	80.31	79.20
Total bbl/day	2,650	1,950

The Company has no currency or gas hedges currently in place.

Phase 2 Cardium Program Underway

The total planned capital of $120 million for 2019 remains unchanged with a second half 2019 capital spend of $75 million, including decommissioning expenditures. Of the of $75 million, approximately $50 million will be allocated to drill 13 primary Cardium wells. The remaining $25 million of capital will be earmarked for further Cardium wellbore optimization, non-operated development, maintenance and corporate capital. The Company will continue to target spending within FFO and depending on commodity price, has an inventory of drill ready locations to adjust development activity accordingly.

After a wet spring break-up season, the Company began Phase 2 of its Cardium drilling program mobilizing two rigs to the Crimson area. The first of two wells 5-23-43-8W5 was spud July 28 and has been rig released with the second well 102/10-22-43-08W5 spud July 31. Each rig is currently drilling two-well pads with all four wells estimated to be on stream by mid-October. The Company has nine additional wells planned in 2019 with all locations fully licensed and ready to execute. These locations utilize existing infrastructure to minimize costs and are along trend with the previous best in class Cardium results the Company achieved during its Phase 1, 19 well program in late 2018 and early 2019. Obsidian Energy does not expect that the Alberta government mandated curtailment program will impact its operations with the assumption that it will remain in place through the balance of 2019. As part of normal course operations, the Company has planned turnaround activity scheduled in the third quarter of 2019. Consequently, the Company’s operating cost per boe metric for the third quarter is likely to increase but expects to remain within its annual guidance range.

Capital Program Details:

Capital Category	# of Wells	Net Capital
Cardium	18 Producers	$81 million
Non-Operated Development	2.5 net Producers	$6 million
Existing Wellbore Optimization	>25 Projects	$5 million
Maintenance & Corporate		$16 million
Capital Expenditures		$108 million
Decommissioning Expenditures		$12 million
Total		$120 million

There have been no changes to the full year production and cost guidance figures. Guidance will be updated following the close of the Peace River asset disposition. A summary of the key figures is outlined below:

Metric	2019 Guidance Range
Production	26,750 to 27,750 boe per day
Capital Expenditures including Decommissioning Expenditures	$120 million
Production Growth Rate (1)	Flat
Operating Costs	$14.00 - $14.50 per boe
General & Administrative	$2.00 - $2.50 per boe
(1)	Relative to full year 2018 A&D adjusted production of 26,900 boe per day

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	Mcf	thousand cubic feet
bbl/day	barrels per day	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
		NGL	natural gas liquids

Non-GAAP Measures

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, Netback, Net Debt and Adjusted EBITDA included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to its nearest measure prescribed by IFRS. Operating Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Financial and Operational Highlights” above for a calculation of the Company’s Operating Netbacks. Field Netback is the per unit of production amount of revenue less royalties, operating expenses and transportation. Net Debt includes long-term debt and includes the effects of working capital and all cash held on hand. See “Reconciliation of Net Debt” below for a calculation of the Company’s Net Debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Calculation of Funds Flow from Operations

(millions, except per share amounts)	Three months ended June 30
	2019	2018
Cash flow from operating activities	$(3)	$(20)
Change in non-cash working capital	32	26
Decommissioning expenditures	1	1
Onerous office lease settlements	1	4
Realized foreign exchange loss – Debt maturities	3	8
Restructuring charges	2	7
Other expenses(1)	5	6
Funds flow from operations(2)	$41	$32
Per share
Basic per share	$0.56	$0.44
Diluted per share	$0.56	$0.44
(1)	Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results
(2)	For the first six months of 2019, FFO increased by $4 million as a result of the adoption of IFRS 16 “Leases”. No changes were made to the comparative figures

Reconciliation of Net Debt

	As at
(millions)	June 30, 2019	December 31, 2018
Long term debt
Current portion of long-term debt	$434	$17
Long term portion of long-term debt	44	402
Total	478	419
Working capital deficiency
Cash	(2)	(2)
Accounts receivable	(63)	(53)
Other	(12)	(12)
Bank overdraft	1	2
Accounts payable and accrued liabilities	76	143
Total	0	78
Net debt	$478	$497

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company is expecting to see similar results in the Phase 2 program to that of the Phase 1 program in the Cardium; that the Company will make the most of every dollar spent to help achieve our operating and general and administrative cost targets set for 2020; that the reduction in both staff and information technology spending levels will result in lower absolute costs in the second half of the year; the terms of the amended syndicated credit facility, including the revolving period, confirmation and term-out dates and revised amount available after the Peace River Oil Partnership disposition; that hedges entered into will help minimize volatility in commodity pricing and provide a level of certainty to the cash flow; our total planned capital for 2019 and how that will be structured; that the Company will continue to target spending within FFO and depending on commodity price, having drill ready locations to adjust development activity accordingly; our drilling plans, locations and focuses; our expectation for the Alberta government mandated curtailment program impact on the Company; our expected turnaround activity and the impact that will have to the Company operating costs per boe for the quarter; and the guidance for production, operating costs, G&A and production growth and when that will be updated.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties other than stated herein (provided that the forward-looking guidance set out herein, does not take into account the pending sale of our interest in Peace River Oil Partnership other than the proposed borrowing base of the syndicated credit facility); the impact of the Alberta mandated production curtailment; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com